UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

MELLANOX TECHNOLOGIES, LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

Dorian Daley, Esq.

Executive Vice President and General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Sarah K. Solum

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON: ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,207,498
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,207,498
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,207,498
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 50,928,819 ordinary shares of the issuer outstanding as of October 27, 2017 as reported in the issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2017.

This Amendment No. 2 amends and supplements Items 1, 2, 4 and 5 of the Schedule 13D originally filed by Oracle Corporation (“Oracle”) on November 1, 2010, as amended by Amendment No. 1 thereto filed on September 22, 2011 (as amended, the “Schedule 13D”), relating to the Ordinary Shares, nominal value of NIS $0.0175 (the “Shares”), of Mellanox Technologies, LTD. (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented by deleting the second sentence and replacing it with the following:

The address of the principal executive offices of the Issuer is Beit Mellanox, Yokneam, Israel 20692.

Item 2.	Identity and Background.

Schedule A, referenced in Item 2 of the Schedule 13D, is amended and restated in its entirety as set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding, immediately prior to the penultimate paragraph of Item 4, the following:

On January 16, 17, 18, 19 and 22, 2018, Oracle sold Shares as described in Item 5 below. Oracle continues to hold the amount of Shares reported on the cover page hereto for investment purposes only, provided that Oracle may seek to sell such Shares.

Except as described herein, Oracle has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a), (c) and (e) and replacing each with the following:

(a) The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by Oracle is stated in Items 11 and 13 on the cover page hereto, reflecting the sale of 68,251 Shares on January 16, 2018, 150,883 Shares on January 17, 2018, 275,000 Shares on January 18, 2018, 447,959 Shares on January 19, 2018 and 633,209 Shares on January 22, 2018.

Except as set forth herein, neither Oracle, nor, to the knowledge of Oracle, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except as described herein, no transactions in the class of securities reported on were effected by Oracle or, to the knowledge of Oracle, any of the persons named in Schedule A hereto during the past 60 days.

(e) On January 22, 2018, Oracle ceased to be a beneficial owner of more than 5% of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018	ORACLE CORPORATION

	By:	/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President, Associate General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Lawrence J. Ellison	Chairman of the Board of Directors

Jeffrey O. Henley	Vice Chairman of the Board of Directors

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Jeffrey S. Berg	Chairman of Northside Services, LLC

Safra A. Catz	Chief Executive Officer and Director

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering, Emeritus, at Stanford University

Naomi O. Seligman	Senior Partner at Ostriker Von Simson

George H. Conrades	Chairman of Akamai Technologies, Inc.

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Mark V. Hurd	Chief Executive Officer and Director

Leon E. Panetta	Former U.S. Secretary of Defense and Director of the Central Intelligence Agency

Renée J. James	Chairman and CEO of Ampere Computing and Operating Executive at The Carlyle Group

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Thomas Kurian	President, Product Development

Dorian E. Daley	Executive Vice President and General Counsel

William Corey West	Executive Vice President, Corporate Controller and Chief Accounting Officer

Edward Screven	Chief Corporate Architect

SCHEDULE B

TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

Except as otherwise noted, all transactions were effected by Oracle Corporation in the open market and the table excludes commissions in the per share prices.

Transaction Date	Shares Acquired	Shares Disposed	Weighted Average Price Per Share (1)	Range of Per Share Prices
1/16/2018	—	48,936	$64.96	$64.65-$65.64
1/16/2018	—	19,315	$66.14	$65.65-$66.45
1/17/2018	—	150,083	$64.37	$64.05-$65.04
1/17/2018	—	800	$65.20	$65.05-$65.20
1/18/2018	—	104,038	$63.90	$63.25-$64.24
1/18/2018	—	167,339	$64.64	$64.25-$65.24
1/18/2018	—	3,623	$65.29	$65.25-$65.35
1/19/2018	—	135,574	$65.97	$65.65-$66.64
1/19/2018	—	181,311	$67.29	$66.65-$67.64
1/19/2018	—	131,074	$68.00	$67.65-$68.55
1/22/2018	—	224,167	$66.13	$65.55-$66.54
1/22/2018	—	324,696	$67.03	$66.55-$67.54
1/22/2018	—	84,346	$67.72	$67.55-$68.08

(1)	Oracle undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.